June 27, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Stemcell Holdings, Inc.

Form S-1

Filed May 31, 2016

File No. 333-211712

To the men and women of the SEC:

On behalf of Stemcell Holdings, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 16, 2016 addressed to Dr. Takaaki Matsuoka, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on May 31, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Note: On page 2 we have specified any currency conversion(s) of JPY to USD are as of May 31, 2016. Additionally on page 23 we have added a row to our chart to denote the compensation received by Dr. Matsuoka for the fiscal year ended 2015.

General

1. We note your disclosure that you are a development stage company that has not conducted any active operations since your inception and that you have nominal assets. Accordingly, you appear to be a “shell company” as defined by Rule 405 of the Securities Act. We believe that if you are a shell company, your selling shareholders received their shares recently and the shares being sold represent 100% of your outstanding shares not held by affiliates, your selling shareholders are considered underwriters. See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. In this regard, we note that you have included disclosure in the prospectus summary and plan of distribution that the offering price of the shares being sold will be fixed for the duration of the offering. Please also include this disclosure in the prospectus cover page and include the undertaking required by Item 512(a)(6) of Regulation S-K.

Company Response:

We believe that we are not considered a shell Company.

Per Rule 405 of Regulation C a shell company is defined as an entity with:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

We disagree that we have nominal operations that would categorize our Company as a shell company per the above definition. We have a bona fide business plan, we have generated revenue, and we have tangible assets (equipment) that allows us to harvest and culture stem cells. Our current equipment consists of liquid nitrogen freezers, a centrifugal separator, a biological safety cabinet, and a carbon oxide Incubator.

We have actively begun the process of culturing and harvesting stem cells. To date we have generated revenue in the amount of 18,684,000 Japanese Yen, about the equivalent of $180,000 USD. This revenue was paid to us on May 31, 2016 and is considered related party revenue as the revenue was paid to the Company by the Helena Beauty Clinic, which our sole officer and director also controls. This revenue will be reflected in our 10-Q for the period ending June 30, 2016.

We have added a statement disclosing the fixed price of our offering is $0.50 per share in the preliminary prospectus and we have revised or removed, throughout the entirety of the document, all statements inferring the Company has not generated any revenue since we now have.

2. We note that you indicated by check mark on the Form 10-Q you filed on April 26, 2016 that you are not a shell company and you disclosed in the Form 8-K you filed on March 28, 2016 that “the Company completed a Stock Purchase Agreement, which caused the Company to cease being defined as a “shell company” under the Securities Act…” Following from our comment 1 above, please confirm that, going forward, you will indicate your shell company status in your filings for as long as you are a shell company as defined by Rule 405 of the Securities Act and Rule 12b-2 as defined by the Exchange Act, as applicable. Alternatively, please provide us with your analysis as to why you are not a shell company.

Company Response:

Based off the above analysis in our response to comment one we believe that we are not considered a shell company as we have more than nominal assets and more than minimal operations.

3. As you know, the staff is reviewing your Form 10-12G filed on February 12, 2016, and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to the staff’s comments on the Form 10-12G. In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 10-12G.

Company Response:

The company will amend the registration statement. The Company has begun preparing the correspondence and amendment to the Form 10-12G. The delay in response is due to the fact that the email containing the comment letter had been missed and was not seen. It has since been retrieved.

4. Please provide the disclosure required by Item 303 of Regulation S-K. In addition, please describe the company’s plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Company Response:

The company has added the following disclosure to Management’s Discussion and Analysis:

“At this time the Company cannot identify with absolute certainty all events which may contribute either positively or negatively to the liquidity of the Company. This could range from general economic conditions, the growth of the industry, or simply the effectiveness of our marketing campaign and funding efforts.

For the three months following this offering we will begin conducting marketing efforts with existing clinics. We anticipate this will cost a total of 75,000,000 JPY ($681,818). We plan to cover these costs from revenue we will generate, however if we cannot cover all of these expenses with revenue then we have an oral agreement, which is in no way binding, with our Chief Executive Officer to fund these efforts.

For the period of four to six months following this offering we plan to develop and increase the amount of clinics we have relationships with and acquire new customers. This will be achieved through a combination of as of yet unidentified marketing efforts and the continuation and, potentially although in no way definite, improvement of our business practices. We anticipate this will cost an additional 75,000,000 JPY ($681,818). We plan to cover these costs from revenue we will generate, however if we cannot cover all of these expenses with revenue then we have an oral agreement, which is in no way binding, with our Chief Executive Officer to fund these efforts.

For the period from seven to twelve months following this offering we plan to continue our efforts to increase our customer base while forging new agreements with clinics, and we will begin to start expanding out marketing efforts throughout Asia. The exact manner in which we will expand our marketing throughout Asia is as of yet undetermined. However, we anticipate this will cost us a total of 165,000,000 JPY ($1,500,000). We plan to cover these costs from revenue we will generate, however if we cannot cover all of these expenses with revenue then we have an oral agreement, which is in no way binding, with our Chief Executive Officer to fund these efforts.”

*We have also included the above information (except for the first paragraph) on page 15 of our business plan. We have also specified on page 15 that the only clinic we have provided services to as of the date of the Registration Statement was the Omotesando Helene Beauty Clinic.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 27, 2016

/s/ Takaaki Matsuoka

Takaaki Matsuoka

Chief Executive Officer